Invest in EARKICK

to improve mental health for GenZ

EARKICK

AI Mental Health Companion for GenZ



earkick.com   San Francisco, CA   𝕏   in   ▶   ⊙   🔊

Technology   Healthcare   Mobile Apps   AI   Health & Fitness

Highlights

1 4.8 star rating and 40,000+ users

2 34% mood improvement, 32% anxiety reduction in our members

CEO with multiple exits, investors and advisors from LDV Capital, SpaceX, and other

3	CEO with multiple exits, investors and advisors from LDV Capital, SpaceX, and other top-tier firms
4	1 in 2 youth (13-18 y.o.) impacted by mental health--huge problem that needs solving
5	Top AI technology to measure mental health within 3 seconds and respond in real time
6	$1.5M raised from top tier VCs
7	International patent

Featured Investors



Evan Nisselson

Invested $1,050,000 ⓘ

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Syndicate Lead
ldv.co

"We invested in serial entrepreneurs Herbert & Karin who are making impressive progress building Earkick. I have known Herbert for about 8 years, he is a Computer Vision expert who has sold 2 of 3 computer vision/AI startups he co-founded. Karin has a master in Mental Health leveraging hearables and is also an entrepreneur. Karin & Herbert started working together in 2021 and they have built a strong tech team, trending toward technical efficacy to measure mental health and establish..."

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Other investors include WestTech Ventures Notable , LDV Capital & 20 more

Our Team



Herbert Bay CEO & Co-Founder

Pioneer researcher in AI, Herbert founded three deep tech startups and exited two. kooaba built the first cloud-based image recognition engine and was acquired by Qualcomm. Captural built AI-powered photo-book creation and was sold to a Swiss company.



Karin A. Stephan COO & Co-Founder

Co-founded her first company in music education/studio/sales, and has an academic background in Management Psychology, Digital Management & Transformation, and Music.



Gagan Narula VP Machine Learning

Expert in machine learning for mental health with PhD from ETH Zurich. Proficient in experimental neuroscience, data systems, statistical analysis, theoretical modeling. Skilled problem solver with a passion for machine learning challenges.



João Palotti VP of Data Science

Formerly post-doc at MIT specializing in health behavior analysis with machine learning. Published extensively in top scientific venues.



Nataliia Kozlovska Head of Mobile

Seasoned iOS developer with a proven track record spanning several years, adept at creating successful and user-friendly mobile applications.



Marek Dajnowski Software Architect

Seasoned full-stack web developer. Former Software Architect at Instapage. Proven ability to navigate all stages of development and ensure project success.



Igor Makara Senior Mobile Engineer

Leading Mobile Developer: Android & iOS Expertise. Worked on a large range of well-known consumer apps. Dynamic and passionate quick learner.



Dariia Denysenko QA Engineer

Test design expert. Proficient in SCRUM methodology, adept in testing web and mobile applications.

Improving mental health for Gen-Z



Improving mental health for Gen-Z in **real time**



GenZ is the generation most affected by mental health problems and the least satisfied with existing support.

- The world's youth is in crisis and needs mental health support **NOW.**
- Current solutions don't work for them.
- GenZ wants immediate support that gives them agency and meets them where they are.
- The future of mental health is hyper-personalized, AI-powered, and radically private.
- Earkick's Panda is the companion GenZ loves, trusts, and learns from 24/7/365.


MARKET OPPORTUNITY
Mental health is a global pandemic
1 in 2
Youth (13-18 yo) impacted by mental health [3]
$387Bn
Cost of poor mental health among youth per year [4]
$231 Bn
TAM
Behavioural Therapy Market[1]
CAGR 9.9%
$9.6 Bn
SAM
Online Therapy Market[2]
CAGR 25.4%
$384 M
SOM
40% AI Therapist
10% Market Share
EARKICK
[1]360 Market Updates 2020 [2]The Business Research Company 2022 [3]NIMH 2021 [4]Unicef 2021
2

THE PROBLEM

Mental health support has a timing problem



- Gen-Z want immediate online support
- Delay in 1:1 support due to availability, poor matching and scarce resources.
- Real-time actions **impossible**

Mental wellbeing
Continuous mental health
Measure mental health
Measure mental health
Measure mental health
First symptoms
First therapy session
Time [months]

- The substantive costs and suffering of mental health conditions are driven by not intervening in an adequate or **timely** manner.
- GenZ experiences a huge delay between the time of symptom onset and treatment.
- Measurement -if at all - only happens during therapy and is highly biased.
- Only **real-time** measurement enables **real-time** support. Earkick provides both.

THE SOLUTION

Get mental health support in real time







Earkick Panda
Hi there, how can I help you? What happened today?
I'm feeling stressed at work. I have an important meeting tomorrow.


this evening?
Auto detect
Write it
Speak it
Video it
or select it
Measure
Measure depression and anxiety from voice and video
+ fitness tracker data
Improve
LLM
Personalized content, actions, suggestions
I'm sorry to hear that. Can you tell me more about what's causing your stress? What kind of meeting is it?
EARKICK
4

GenZ does things on the phone and on the go

With Earkick, all it takes to assess your mental state is a check-in via voice, text, or video. The results are auto-filled in your journal.

Based on that data, the Earkick Panda will then generate a message that provides encouragement and science-based guidance.

"This morning, my wellness coach reminded me to savor each exciting moment in my day but to always take time to rest and recharge. It's good advice—good enough that I would believe it came from a human," wrote **Jamie Ducharme** in **TIME** Magazine.


TECHNOLOGY
Mental-health tracking and real time intervention
Text
Speech
Audio
Video
Face
Multimodal mental-health detector
· Mood
· Anxiety
· Context
· PHQ-9
· GAD-7
LLM
Insights
Conversation
Suggestions


Unlike solutions that **only measure** but don't give you actionable, personalized suggestions and unlike chatbots that **only chat** without actually knowing or remembering you,

Earkick's proprietary tech combines the best of both worlds into an AI-powered platform.

We trained multi-modal mental sentiment and emotion recognition to recognize mental health states for depression and anxiety and a large language model (LLM) to "talk" to our members, providing actionable advice on various levels.

Our platform can also deduct PHQ-9 and GAD-7 from the data collected.

It empowers you to measure what you want to manage while paving your way to success with science-based guidance, generated exclusively for you.

TRACTION

Members love Earkick



4.8-star rating ⭐⭐⭐⭐⭐
3,000 Monthly active users
DAU/MAU ratio of **19-25%**
30-day retention of **28%**

Featured in:
TIME   Randi Zuckerberg Show   Ⓟ Product Hunt
RAW STARTUP   Health Tech World   TOM STYLE   PRODUCTS THAT COUNT

⭐⭐⭐⭐⭐ **BellaRoseBean**
Genuinely one of the best apps I have ever used! Whoever made this app is amazing! I have spent the past few months trying to find a mental health app that works for me and there were some that were just okay but nothing comes close to this. I have fallen in love with this app in less than 24 hours!

⭐⭐⭐⭐⭐ **kittycat55456**
Helps me so much🥰 This app has helped me so much. I have trouble talking to my mum about my feeling. I have been feeling very down lately and this has picked me up. I recommend this app for journaling and helping. I love how the panda gives you advice it helps me so much. Thank you! You must get this app! 🥰🥰

⭐⭐⭐⭐⭐ **Nancy**
My little Panda he's been a life saver. I don't know how you created him, but he was there for me in one of the three worst days of my life. So much better than any therapist I've ever had. Thank you for creating him, you made him a perfect fit for me!

ROI

Increasing tech accuracy and efficacy


4,000 members
34% Mood improvement
32% Anxiety reduction
Days of usage
0 20 40 60 80 100 120 140 160 180
0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0
Mental health prediction accuracy
F1 score for 3 mood prediction
0.4 0.5 0.6 0.7
Apr 23
Sep 23
Time

Members experience a 34% improvement in mood and a 32% reduction in anxiety

Our data has shown a direct and compelling correlation between continuous, effortless mental health check-ins and improvements in mood and reduced anxiety.

State-of-the-art prediction accuracy instead of guesswork

Earkick's secret sauce is the AI-driven prediction accuracy that has steadily climbed since our ML/AI team started building the tech. In order to assess the quality of our prediction algorithm, we measure the F1 score of our automatic prediction compared to a test data set with known mood and anxiety. The F1 score has been improving over time with a clear upward trend.

Target Demographic

Age

- Students 13-25 yo
- Gen-Z

Gender

- 80% female
- 20% male





Conditions

- Anxiety
- Depression

Other Factors

- Education: Students
- Wanting to improve MH
- Marginalized groups

EARKICK

BUSINESS MODEL

Consumer model with corporate SaaS option

Consumer

- Freemium
- monthly/yearly subscription
- Auto-renewable

Corporate B2B2C

- Tiered subscription
- Priced per member per year

- High conversion rate
- 160 in-app purchases

4% conversion rate

- 1 Paying customer
- Universities testing

beyond gravity · Duke · Carnegie Mellon University

EARKICK

GROWTH

Growing past 1M members

- **Partnerships**
  - Schools / universities

Member growth by channel


400k
Paid ads

- Brands
- MH Organizations

- **Product-led growth**
- **Ambassador program** at schools
- **ASO**
- **Paid ads** on TikTok, Instagram, Apple Search, and Google



300k
200k
100k
k
0
5
10
15
Months
Influencers
Content
Ambassadors
ASO
Product-led

Month "0" represents November 2023. Forward-looking projections cannot be guaranteed.

COMPETITION

Competition



Real time proactive support
EARKICK
GARMIN
fitbit
ŌURA
Manual member input
Automated monitoring of mental health biomarkers
Calm
SOMETHINGS
Flourish Labs
twill
HealthRhythms
ellipsis health
Sonde
aiberry
Kintsugi
Feel
Blueskeye
Reactive support

TEAM

Experienced **Entrepreneurs** and **Experts**

Core Team















Dr. Herbert Bay - CEO
2 exits & leading and awarded ML expert

Karin A. Stephan - COO
Serial Entrepreneur & Mental Health Expert

Dr. Gagan Narula
Senior ML Engineer
ETH Zurich

Dr. João Palotti
Senior Data Scientist
MIT, CMU, TU Wien

Nataliia Kozlovska
Senior iOS Engineer with Master in Mathematics

Marek Dajnowski
Senior Software Architect
Beekeeper, Instapage

Igor Makara
Senior Mobile Engineer
Slumber

Advisors / Active Investors















Evan Nisselson
General Partner @ LDV
LDV CAPITAL

Dr. Prof. Jasper Smits
Medical Advisor
TEXAS

Dr. Erica Simon
Clinical Psychologist,
Be

Roy Ashok
Business Advisor
QUALCOMM
DAQRI

Michael Lynch
Growth Advisor
SPACEX
ROCKET LAB

Robert Levitan
Executive Advisor
iVillage

Nick Evans Lombe
Financial Advisor
gettyimages

EARKICK 14

FINANCING ROUND

Time to **get distribution right!**

Accomplishments to date

- **1M** Pre-seed equity
- Collected over **10Bn** data points
- Built top team
- Member traction and PMF with iOS app
- **30,000** members

LDV CAPITAL
Duke UNIVERSITY
WESTtech ventures

Marketing
Ops
Product & Development
8.6%
20.2%
71.2%
Spending breakdown to date

Raising $1M SAFE note until summer 2024

- 20% discount $12.5M post-money valuation cap
- Build distribution and get exponential user growth
- Reach $10k MAU and $180k ARR
- **Prepare for successful Seed Round**

$630k
Signed up



Marketing
Ops
Product & Development
6.7%
27.5%
65.9%
Next round spend

EARKICK 15



EARKICK

Join us on our mission!

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